SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 10, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                                      Form 40-F  ☐

Enclosures:

1.                                       Nokia Press Release dated June 10, 2003 and titled:

Nokia expects EPS within guidance for the second quarter

1 (1)

PRESS RELEASE

June 10, 2003

Nokia expects EPS within guidance for the second quarter

Nokia today provided a scheduled mid-quarter update to the company’s business outlook for the second quarter 2003.

Based on developments in the first two months of the second quarter, pro forma EPS (diluted) for the Nokia group is expected to be within the previously guided range of EUR 0.13 and EUR 0.16. This largely reflects continued strong mobile phone operating margins and includes a previously stated restructuring charge of EUR 350 to 400 million in the company’s network infrastructure business. Nokia’s reported EPS (diluted) is expected to be between EUR 0.12 and EUR 0.15.

In mobile phones, second-quarter sales growth is expected to be positive but at the low end or below the guided range of 4% to 12% year on year, with sales growth slightly less for the Nokia Group. Sales reflect continued general economic weakness in Europe and the US, the impact of currency fluctuations, and the effect of SARS on consumer behaviour, especially in China. At Nokia Mobile Phones, strong profitability is expected to continue. Nokia’s market share for the second quarter is estimated to be higher than the first quarter, 2003.

Second-quarter sales at Nokia Networks are estimated to decrease by 0 to 5% year on year, as operators in all major regions continue to decrease their investments. Pro forma operating profit for Nokia Networks, if the restructuring charge were excluded, is estimated to be close to breakeven in the second quarter.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

Media and Investor Contacts:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Bill Seymour, Investor Relations, tel. +1 469 569 8534

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

•                       Nokia plans a 2Q announcement for July 17, 2003.

•                       Results announcements for 3Q and 4Q 2003 are planned for October 16, 2003 and January 22, 2004, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel